

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail

Mr. Renaud Laplanche
Chief Executive Officer
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

>   **Re: LendingClub Corporation**
>   **Supplemental Response to Registration Statement on Form S-1**
>   **Filed December 29, 2011**
>   **File No. 333-177230**
>   **Supplemental Response to Post effective Amendment No. 11 to Form S-1**
>   **Filed January 20, 2012**
>   **File No. 333-151827**

Dear Mr. Laplanche:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Comments to Supplemental Response for Registration Statement on Form S-1
General

1.   We have reviewed your responses but are unable to clear certain comments until you file your amended registration statement with revised disclosure. Please refrain from responding to comments that request disclosure changes without providing the staff with an amended registration statement including those changes.

About the Fund and Trust, page 84

2.   We note your response to our former comment 16; however, it is unclear from your response whether you intend to disclose this information in your S-1. Please include the changes in your next amendment or provide us with your analysis clarifying why you do not believe that the information is necessary.

Comments Relating to Supplemental Response in Connection with Post-Effective Amendment No. 11 to Form S-1.

General

3.   We note your response letter dated July 14, 2010 where, in response to the staff's concerns, you agreed to revise your marketing materials to be consistent with the disclosure in your prospectus. Subsequently, as noted in our September 27, 2011 comment letter, the staff found instances where advertisements and your own landing page had not been revised to reflect these changes. Currently, there is an advertisement on the TurboTax website which reads:
        Invest Your Refund
        -       9.6%* Net Annualized Returns
        -       Low Volatility
        -       Monthly Cash Flow
        Notes offered by Prospectus filed with the SEC
        Net Annualized Return as of 8/9/11.

        The staff recommends that LendingClub review its marketing materials extensively and revise any statements that are inconsistent with the disclosure it has made in filings with the SEC.

4.   We note your twitter post on January 12, 2012 that you have investment options for international investors. Please tell the staff what those options are.

Social Media

5.   The Staff is unable to agree with the analysis you have presented in connection with our former comment 2 relating to social media. Although you state that your posts are directed at borrowers, many of your posts appear to be directed at lenders. Revise your analysis provided in response to prior comment 2 to address how you concluded that the use of social media to promote your products, which primarily are registered securities, is permissible. We note that the Commission clearly indicated that the release of business information as part of a marketing effort to securities purchasers is outside of the safe harbor. Please refer to Release 33-8591. Based upon your response, please revise your analysis regarding the status of tweets as free writing prospectuses and the disclosure

obligations that accompany the release of these statements.

6.   Please provide the staff with your analysis as to whether LendingClub is responsible for any information, including any false or misleading statements, that they publish on their social media accounts, including information that is retweeted from other sources.

Portfolio Tool

7.   We note your response to our former comments 3 and 4. Please clarify how you will inform investors of the mechanism you describe. In addition, please tell us whether there will be any limit to the degrees from the "fulcrum loan" and whether, given limited inventory, it would be possible for an investor to end up with only loans containing more risk than their fulcrum loan. For example, if an investor chooses a B1 fulcrum loan and there are no A loans available, would the investor be allocated all notes to the right of B1 (ie. B2-G). If true, please tell the staff how you intend to make this clear to investors when they are participating in the selection process.

8.   Revise your discussion to describe what the Company's current purchasing process is, as referenced in your response to our former comment 4. Please clarify whether the investor is ever presented with the overall list of loans that the system has helped them select as part of the loan selection tool.   If the investor is never presented this information, and does not have the option of eliminating loans that they may not want to purchase, please advise the staff how you intend to register the securities issued by the portfolio plans as new securities.

PRIME account

9.   The staff is unable to agree with your analysis with regard to the PRIME account, as set forth in former comments 5 and 6. Because investors are given a target rate of return and presented with individual loans only after their money has been invested, the actual investment decision occurs at the time the account is set-up and they choose the rate of return category. The investor chooses the product and LendingClub chooses the individual notes that make up that product. This product appears to be a separate security with different characteristics from the individual notes described in your prospectus. Please provide further analysis to support your position that the products offered by your PRIME account are not separate securities or include them in a registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor

cc: Jason Altieri, General Counsel